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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-13382

KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐                   Form 40-F_X  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

This Current Report on Form 6-K, dated February 17, 2010, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form S-8 (Registration No. 333-141896), filed on April 4, 2007.

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the financial statements, Management Discussion and Analysis and Reconciliation to Generally Accepted Accounting Principles in the United States for the period ended December 31, 2009.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX
99.1	Kinross Gold Corporation Management's Discussion and Analysis
99.2	Audited consolidated financial statements of Kinross Gold Corporation as at December 31, 2009 and for the three years ended, together with the report of the independent registered public accounting firm of Kinross Gold Corporation thereon
99.3	Related supplementary note entitled "Reconciliation to United States GAAP" and the report of the independent registered public accounting firm of Kinross Gold Corporation thereon

SIGNATURES

        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
	Signed:	/s/ JULIANA L. LAM Sr. Vice President, Finance
February 17, 2010.

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INDEX
Table of Contents
SIGNATURES